CERTIFICATION OF INTERIM FILINGS

VENTURE ISSUER BASIC CERTIFICATE

I, John Robertson, Chief Executive Officer of Reg Technologies Inc., certify the following:

1.

Review:  I  have  reviewed  the  interim  financial  statements  and  interim  MD&A  (together  the interim filings) of Reg Technologies Inc. (the “Issuer”) for the interim period ending October 31,

2010.

2.

No  misrepresentations:  Based  on  my  knowledge,  having  exercised  reasonable  diligence,  the interim  filings  do  not  contain  any  untrue  statement  of  a  material  fact  or  omit  to  state  a  material fact  required  to  be  stated  or  that  is  necessary  to  make  a  statement  not  misleading  in  light  of  the circumstances under which it was made, for the period covered by the interim filings.

3.

Fair  presentation:  Based  on  my  knowledge,  having  exercised  reasonable  diligence,  the  interim financial  statements  together  with  the  other  financial  information  included  in  the  interim  filings fairly  present  in  all  material  respects  the  financial  condition,  results  of  operations  and  cash  flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date:   December 29, 2010

“John Robertson”

John Robertson,

Chief Executive Officer

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 Certification of Disclosure in

Issuers’ Annual and Interim Filings (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting

(ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of

i)

controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded,

processed, summarized and reported within the time periods specified in securities legislation; and

ii)     a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.  Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-

109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.